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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH. D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Turnpike Road
(No. and Street)

Southborough	MA	01772
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert P. Meo — (212) 902-6856
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (6-02)

OATH OR AFFIRMATION

February 28, 2011

State of Massachusetts
ss:
County of Massachusetts

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Epoch Securities, Inc. as of December 31, 2010, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Nicholas von Moltke
President and CEO
Epoch Securities, Inc.

Subscribed and sworn before me;

This 28th day of February, 2011

Joanne Olsen

JOANNE OLSEN
Notary Public, State of New York
No. 01OL6159610
Qualified in Richmond County
Term Expires Jan. 22, 2015

This report contains (check all applicable blanks):

(X) (a) Facing Page

(X) (b) An Oath or Affirmation

( ) (c) A Letter of Attestation

(X) (d) Statement of Financial Condition

(X) (e) Statement of Earnings

(X) (f) Statement of Changes in Stockholder's Equity

( ) (g) Statement of Changes in Subordinated Borrowings

(X) (h) Statement of Cash Flows

( ) (i) Consolidated Statement of Comprehensive Income

(X) (j) Computation of Net Capital Pursuant to Rule 15c3-1

(X) (k) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

(X) (l) Information relating to the Possession or Control requirements under Rule 15c3-3

( ) (m) A reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Exhibit A of Rule 15c3-3

( ) (n) A reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation

(X) (o) A copy of the SIPC Supplemental Report (filed as a separate document)

( ) (p) A report describing any material inadequacies found to exist or to have existed since the date of the previous audit.

( ) (q) Statement of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges

( ) (r) Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of December 31, 2010

pwc

Report of Independent Auditors

To the Shareholder of Epoch Securities, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Firm") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Firm's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Financial Statements and Supplementary Data

INDEX

EPOCH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2010

Assets	
Cash	$ 35,089,209
Deferred tax asset	10,162
Total assets	$ 35,099,371
Liabilities and shareholder's equity	
Payables to affiliates	2,142,449
Taxes payable	1,339,274
Other liabilities and accrued expenses	3,709
Total liabilities	3,485,431
Contingencies	
Shareholder's equity	
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	118,071,341
Accumulated deficit	(86,457,411)
Total shareholder's equity	31,613,940
Total liabilities and shareholder's equity	$ 35,099,371

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Description of Business

Epoch Securities, Inc. (the firm) is a registered U.S. broker-dealer and a wholly owned subsidiary of The Goldman Sachs Group Inc. (Group Inc.), a Delaware corporation and a financial holding company. The firm acts as the principal underwriter and distributor of variable insurance products issued by Commonwealth Annuity and Life Insurance Company (Commonwealth Annuity), an affiliated annuity and life insurance provider. Also, the firm offers common remitter services to certain retirement plan providers. The firm engages in investment banking activities, which include acting as a distribution channel for Goldman, Sachs & Co (GS&Co.) for initial public and secondary securities offerings to retail customers.

Note 2. Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of the firm and the results of transactions with affiliated entities. These are primarily commission based and investment banking transactions.

Note 3. Significant Accounting Policies

The firm's most significant accounting policies including the use of estimates are described in detail below. All other significant accounting policies are included in the following footnotes:

Contingencies	Note 5
Income Taxes	Note 6
Net Capital Requirements	Note 7
Subsequent Events	Note 8

Use of Estimates

The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements during the reporting period. Actual results could differ from those estimates.

Cash

The firm defines cash as highly liquid overnight deposits held in the ordinary course of business. The cash balance within "Cash" on the statement of financial condition is comprised primarily of amounts held in a third-party financial institution, as well as a $9.5 million deposit held by Goldman Sachs & Co. at December 31, 2010.

Note 4. Related Party Transactions

The $2.1 million of payables to affiliates represents a tax liability to Group Inc.

Note 5. Contingencies

The firm may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the firm's financial condition. However, the results may be material to operating results for such period.

Because of the inherent difficulty of predicting the outcome of the firm's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the firm cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

Note 6. Income Taxes

Provision for Income taxes

The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal tax return as well as the consolidated/combined state and local tax returns. Current income tax is allocated to the firm based on inclusion of the firm's items in the consolidated return. The firm's provision for taxes is determined as if it were filing a tax return on a modified stand-alone company basis. The firm's tax payable to Group Inc. is presented as a component of "Taxes payable" in the statement of financial condition.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

The difference between the reported provision for taxes and the amount computed by multiplying the pretax income by the federal statutory rate is primarily attributable to state and local taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The firm had a deferred tax asset at December 31, 2010 of $10,162 related to amortization of an intangible asset shown in the statement of financial condition. No valuation allowance is recorded at December 31, 2010 because the firm believes the net deferred tax asset will more likely than not be realized.

The firm recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements. As of December 31, 2010, the firm did not record a liability for uncertainty in income taxes.

All years subsequent to and including 2005 for U.S. Federal and 2004 for New York State and City remain open to examination by the taxing authorities.

Note 7. Net Capital Requirements

The firm is a registered U.S. broker-dealer and is subject to Rule 15c3-1 of the Securities and Exchange Commission (SEC), which specifies uniform minimum net capital requirements. The firm has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of December 31, 2010, the firm had regulatory net capital, as defined by Rule 15c3-1, of $31.6 million, which exceeded the amount required by $31.3 million.

Pursuant to a clearing agreement, Goldman Sachs Execution and Clearing (GSEC), an affiliated clearing broker-dealer, clears all of the firm's securities transactions on a fully disclosed basis. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the Proprietary Accounts of Introducing Brokers (PAIB). Accordingly, the firm is permitted to include PAIB assets as allowable assets in its net capital computations.

As it relates to its common remitter activities business, the firm is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (i) which prescribes the maintenance of a "Special Account for the Exclusive Benefit of Customers." Customer funds deposited in the bank account have not been commingled with the proprietary activities of the firm and the account has been used in accordance with the purpose stated in its application relating to a proposed expansion in business activities filed with, and approved by, the National Association of Securities Dealers in 2007. With respect to its investment banking business, the firm is in compliance with the exemptive provisions of SEC Rule 15c3-3 (k) (2) (ii) as it continues to clear all of its securities transactions with GSEC on a fully disclosed basis.

Note 8. Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition through February 28, 2011 and determined that there were no material events or transactions that would require recognition or disclosure in the statement of financial condition.

pwc

Report of Independent Auditors on
Internal Control Required by SEC Rule 17a-5

To the Shareholder of Epoch Securities, Inc.:

In planning and performing our audit of the financial statements of Epoch Securities, Inc. (the "Firm") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2011